UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASGI Agility Income Fund
(Name of Issuer)

ASGI Agility Income Fund
(Name of Person(s) Filing Statement (Issuer))

 Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lloyd Lipsett
Wells Fargo Law Department
JP201-261
200 Berkeley Street
Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
Rebecca O’Brien Radford
K&L  Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA  02111-2950
(617) 261-3100

 January 28, 2011
(Date Tender Offier First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $2,250,000(a)	Amount of Filing Fee $261.23 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Form or Registration No.:	Filing Parties: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

As disclosed in the registration statement (“Registration Statement”) of ASGI Agility Income Fund (the “Fund”),  it is anticipated that approximately four times per year, subject to the approval of the Fund’s Board of Trustees (“Board” or “Trustees”), the Fund will offer to repurchase your shares of beneficial interest (“Shares”), or a portion thereof, at their net asset value per Share as of the Valuation Date (as defined below) (which is calculated as the value of the Fund’s assets minus its liabilities (including accrued fees and expenses) divided by shares outstanding). This offer, which begins on January 28, 2011 (the “Effective Date”) will remain open until midnight, Eastern Standard Time, on February 25, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Board. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for the holders of the Fund’s Shares (each, a “Shareholder”) to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  Net asset value will be calculated for this purpose as of March 31, 2011 or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).  Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Registration Statement.

Following this summary is a formal notice of the Fund's offer to purchase all or a portion of your Shares, which remains open until the Notice Due Date.

A Shareholder may tender all or a portion of its Shares.  Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least 12 consecutive months will be subject to an early withdrawal charge due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Withdrawal Charge”).  A Shareholder who tenders for repurchase only a portion of its Shares will be required to maintain a minimum capital account balance equal to such amount as may be fixed from time to time by the Board, currently $50,000.

Shares tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis.  Therefore, the portion of  Shares  repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.

Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, Eastern Time, on Friday, February 25, 2011 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to Friday, March 25, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after the Notice Due Date.

If you would like the Fund to purchase your Shares, you should mail a completed and executed Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to Alternative Strategies Group, Inc. (the “Investment Adviser”) c/o BNY Mellon Alternative Investment Services (“BNY Mellon”), at 101 Sabin Street, Pawtucket, RI 02860, Attention: ASGI Agility Income Fund or fax it to BNY Mellon at (508) 599-6137, Attention: ASGI Agility Income Fund, so that it is received by 12:00 midnight Eastern Standard Time on February 25, 2011.  Generally, Shares being tendered by Shareholders pursuant to a repurchase offer will need to be tendered by Shareholders at least thirty (30) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.  IF THE SHAREHOLDER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO BNY MELLON PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON FEBRUARY 25, 2011).

The value of your Shares will likely change between the most recent time net asset value was calculated and the Valuation Date. If you would like to obtain the estimated net asset value of your Shares, which the Fund’s administrator calculates monthly based on, among other things, the information the Fund receives from the managers of the investment funds in which the Fund invests (“Investment Funds”), you may call the Support Desk of the Investment Adviser at (866) 440-7460, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m., Eastern Standard Time.

Please note that the Fund has the right to cancel, amend or postpone this offer at any time prior to the earlier to occur of the Valuation Date (as such may be extended if the Notice Due Date is extended) or when the tendered Shares have been accepted by the Fund. Also realize that for any Shares tendered, you remain a Shareholder in the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

Item 2. Issuer Information.

(a) The name of the issuer is the ASGI Agility Income Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o Alternative Strategies Group, Inc., 401 South Tryon Street, Charlotte, NC 28202 and the telephone number is (866) 440-7460.

(b) The title of the securities that are the subject of the offer to purchase (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is shares of beneficial interest or portions thereof in the Fund. (As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the shares of beneficial interest in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Purchase or the shares of beneficial interest in the Fund or portions thereof that are tendered by Shareholders to the Fund pursuant to the Offer to Purchase.) As of the close of business on December 31, 2010, there was approximately $65,935,032.26 outstanding in capital of the Fund held in Shares. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 2.5% of the Fund’s outstanding Shares as of the Valuation Date (the “Offer Amount”).

(c) Shares are not traded in any market, and any transfer thereof is limited by the terms of the Fund’s Registration Statement dated as of September 1, 2010, which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is the ASGI Agility Income Fund. The Fund’s principal executive office is located at c/o Alternative Strategies Group, Inc., 401 South Tryon Street, Charlotte, NC 28202 and the telephone number is (866) 440-7460. The investment adviser of the Fund is Alternative Strategies Group, Inc. The principal executive office of the Investment Adviser is located at 401 South Tryon Street, Charlotte, NC 28202 and the telephone number is (866) 440-7460. The Fund is controlled by its Board of Trustees.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to the Offer Amount in tendered Shares, subject to any extension, amendment and/or increase of the Offer to Purchase.

(ii) The purchase price of Shares tendered to the Fund will be their net asset value as of the Valuation Date, less any Early Withdrawal Charge, subject to any extension, amendment and/or increase of the Offer to Purchase.

●
The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Shareholders from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the unaudited net asset value of the Shares repurchased determined as of the Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the unaudited net asset value of the Shares repurchased determined as of the Valuation Date, less any Early Withdrawal Charge relating to such Shares.  Initial Payments in connection with tenders generally will be made as of the later of (1) the 45th day after the Valuation Date, or (2) in the sole discretion of the Adviser, if the Fund has requested withdrawals of its investment from any Investment Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Fund from the Investment Funds.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the unaudited net asset value, the balance of such estimated net asset value.  The Fund will pay the balance, if any, of the purchase price (the “Final Payment”) based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.  This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected.

●
Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC.  The Fund’s repurchase procedures are intended to comply with such requirements.  However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.  Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Trustees that are “not interested” as that term is defined under the 1940 Act (“Independent Trustees”), that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments, to determine the value of its net assets, or other unusual circumstances.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if its Shares are repurchased in part) and may exercise its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.  Moreover, the account maintained in respect of a Shareholder whose Shares (or portion thereof) have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such

Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.

Upon its acceptance of tendered Shares or portions of Shares for repurchase, the Fund will maintain on its books (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of them), in an amount equal to the amount of accepted tendered Shares.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the unaudited net asset value, the balance of such net asset value.

Payments for repurchased Shares may require the Fund to liquidate portfolio holdings in Investment Funds earlier than Perella Weinberg Partners Capital Management LP (the “Subadviser”) otherwise would liquidate such holdings, potentially resulting in losses (including the payment of early redemption fees), a reduction in the Fund’s tax efficiency and may increase the Fund’s portfolio turnover.  The Subadviser intends to take measures to attempt to avoid or minimize such potential losses and turnover.  The Fund may, but need not, maintain cash or borrow money to meet repurchase requests.  Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

If a repurchase offer is oversubscribed by Shareholders who tender Shares for repurchase (and not increased), the Fund may choose to repurchase only a pro rata portion of the Shares tendered by each Shareholder.  Shares shall be prioritized for repurchase by the date of investment.  Shares tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis.  Therefore, the portion of  Shares  repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder. Except for the Early Withdrawal Charge, the Fund does not presently intend to impose any charges (except for direct costs and expenses, such as wiring fees) on the repurchase of Shares, although it may allocate to Shareholders whose Shares are repurchased withdrawal or similar charges imposed by Investment Funds if the Subadviser determines to withdraw from one or more Investment Funds as a result of Shareholder repurchase tenders and such charges are imposed on the Fund.

A Shareholder who tenders for repurchase only a portion of its Shares will be required to maintain a minimum capital account balance of $50,000 in the Fund.  Such minimum account balance requirement may be waived by the Fund in its sole discretion.  The Fund reserves the right to reduce the portion of Shares to be repurchased from a Shareholder so that the required minimum capital account balance is maintained, or to repurchase all of the tendering Shareholder’s Shares.

In the event that the Investment Adviser, Subadviser or any of their affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

A copy of: (i) the Cover Letter to Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; and (iii) a Form of Letter of Transmittal are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

(iii) The scheduled expiration date is midnight, Eastern Standard Time, February 25, 2011.

(iv) Not applicable.

 (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the Offer to Purchase, the net asset value of such Shares will be determined approximately one month after the Offer to Purchase actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Shares withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, February 25, 2011 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to 13e-4 of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to March 25, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after the Notice Due Date.  To request a form of withdrawal notice, a Shareholder may contact the Fund, the contact information for which can be found in Item 3 above.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to the Investment Adviser, c/o BNY Mellon, at 101 Sabin Street, Pawtucket, RI 02860, Attention:  ASGI Agility Income Fund or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of ASGI Agility Income Fund, at (508) 599-6137. The completed and executed Letter of Transmittal must be received by mail or fax at the above address or fax number prior to 12:00 midnight Eastern Standard Time on February 25, 2011. Generally, Shares being tendered by Shareholders pursuant to a repurchase offer will need to be tendered by Shareholders at least thirty (30) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission. IF THE SHAREHOLDER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO BNY MELLON PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON FEBRUARY 25, 2011).

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  To request a form of withdrawal notice, a Shareholder may contact the Fund, the contact information for which can be found in Item 3 above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If more than the Offer Amount of Shares are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.

 (x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Additionally, a reduction in the aggregate assets of the Fund may result in higher costs for remaining Shareholders to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and/or existing Shareholders from time to time.

(xi) Not applicable.

(xii) The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder’s amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

          Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

              Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a "reportable transaction."  A transaction may be a "reportable transaction" based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) At the present time, the Fund is not aware of any intentions of any members of the Board or officers of the Fund or a Fund affiliate to have their Shares acquired in this tender offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The Registration Statement provides that the Fund’s Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser, Subadviser or the Fund’s Board, or any person controlling the Fund or controlling the Investment Adviser, Subadviser or the Fund’s Board; and (ii) any person, with respect to Shares. The Fund has not previously offered to repurchase Shares from Shareholders.

Item 6. Purposes of This Tender Offer and Plans or Proposals.

(a) The purpose of the Offer to Purchase is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set forth in the Registration Statement.

(b) Shares that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares).

(c) None of the Fund, the Investment Adviser, the Subadviser, or any of the Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Subadviser determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Investment Adviser, the Subadviser or the officers or Trustees of the Fund or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the investment advisory arrangement with the Investment Adviser, subadvisory arrangement with the Subadviser, or employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Investment Adviser), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Fund’s Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund by any person.  Because Shares are not traded in any market, Items (6), (7), and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase, which will not exceed the Offer Amount (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (b) below.

(b) None of the Fund, the Investment Adviser, the Subadviser or any of the officers or Trustees of the Fund have determined at this time to borrow funds to purchase tendered Shares in connection with the Offer to Purchase.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price.

Item 8. Interest in Securities of the Issuer.

(a) None of the Trustees or the Fund’s officers hold any Shares as of December 31, 2010.  PWP (Agility) Holdings LP, the Fund’s seed investor and an affiliate of the Subadviser, holds 33% of the Fund’s outstanding Shares.  The Investment Adviser currently holds 0.1% of the Fund’s outstanding Shares.

Other than transactions conducted pursuant to the continuous offering of Shares, there have not been any transactions involving Shares in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.  The Fund commenced operations on October 1, 2010.  Therefore, no report has been issued as of the date of this tender offer.

Item 11. Additional Information.

(a)      (1) None.

(2) None.

(3) Not Applicable.

(4) None.

(5) None.

(b) None.

Item 12. Exhibits.

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Offer to Purchase.

99.3	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2011

ASGI AGILITY INCOME FUND

By:	/s/ Adam Taback
Name: Adam Taback
Title: President

EXHIBIT INDEX

Exhibit ______

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.
99.2	Offer to Purchase.
99.3	Form of Letter of Transmittal.